

Mail Stop 3030

March 10, 2009

<u>VIA U.S. MAIL AND FAX (214) 291-1474</u>

Brad J. Peters
Chief Financial Officer
Global Innovation Corp.
901 Hensley Lane
Wylie, Texas 75098

> **Re: Global Innovation Corp.**
> **Form 10-K for the year ended July 31, 2008**
> **Filed October 22, 2008**
> **File No. 000-30794**

Dear Mr. Peters:

We have reviewed your letter dated February 5, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended July 31, 2008

Item 9A Controls and Procedures

1.   Please refer to prior comment 1. We note your response to our comment that the company has "completely disclosed timely and accurately all items, including the stated material weaknesses, that require such disclosure in (y)our filings and reports required by the commission." Please describe for us what specific controls and procedures are in place to mitigate the material weaknesses identified such that you were able to conclude your disclosure controls and procedures were effective as of the end of the period. Additionally, a similar description should be included in future filings when you conclude your disclosure controls and procedures are effective in spite of your ineffective internal control over financial reporting.

Exhibit 31 - Certifications

2.   Please refer to prior comment 6. We note you will file abbreviated amendments to the Form 10-K for the year ended July 31, 2008 and Form 10-Q for the quarterly period October 31, 2008 in response to our comment. We may have additional comments after reviewing these amendments.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                                Sincerely,

                                                Angela Crane
                                                Branch Chief